

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Stockholder of Dealerweb Inc.

We have reviewed management's statements, included in the accompanying Dealerweb Inc. Exemption Report ("Exemption Report") in which Dealerweb Inc. (the "Company") stated that the Company filed its Exemption Report because the Company met the identified circumstances throughout the year ended December 31, 2024, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements that the Company met the identified circumstances. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Deloitte & Touche LLP

February 19, 2025



Dealerweb Inc.
Harborside 5
185 Hudson Street, Suite 2200
Jersey City, NJ 07311

phone: 201.536.5780
fax: 201.915.3111
www.dealerweb.com

Dealerweb Inc.'s Exemption Report

Dealerweb Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

(1) The Company is filing an Exemption Report based on the approval received from the SEC. The approval was conditioned on Dealerweb Inc. neither collecting nor holding customer collateral and the identified circumstances below.

(2) Dealerweb Inc. operates as a broker's broker in the purchase and sale of fixed income securities (primarily U.S. government and government agency mortgage-backed securities, U.S. Treasury bills, notes and bonds, repurchase agreements, collateralized mortgage obligations and municipal securities) and operates an electronic trading system primarily for U.S. Treasury and agency mortgage-backed securities. It is also a member of the Mortgage-Backed Securities and Government Securities Divisions of the Fixed Income Clearing Corporation ("FICC"). The Firm does not have proprietary or retail accounts and the Firm is not a clearing or carrying broker-dealer. Most transactions facilitated by the Company are cleared by its participants through FICC as FICC members. However, the Firm also facilitates transactions for trading participants that are not members of FICC. These participants settle their Dealerweb transactions on an Receive vs. Payment/Delivery vs. Payment ("RVP/DVP") basis.

(3) The amounts included in the 15c3-3 Computation for Determination of Proprietary Account Reserve Requirements for Brokers and Dealers include fails from self-cleared RVP/DVP transactions and broker and dealer accounts payable related primarily to factor adjustments, clearing differences and principal and interest.

To the best of its knowledge and belief, the Company met the identified circumstances described in the preceding paragraphs throughout the period from January 1, 2024 to December 31, 2024 without exception.

Dealerweb Inc.

I, Richard Cotter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: _____
    CFO

February 19, 2025